Exhibit 99.1

ISIN NO 001 0736481

BOND AGREEMENT

between

Golar LNG Partners LP

(Issuer)

and

Nordic Trustee ASA

(Bond Trustee)

on behalf of

the Bondholders

in the bond issue

FRN Golar LNG Partners LP Senior Unsecured Bond Issue 2015/2020

TABLE OF CONTENTS

1	Interpretation	4
2	The Bonds	10
3	Listing	11
4	Registration in a Securities Depository	12
5	Purchase and transfer of Bonds	12
6	Conditions Precedent	13
7	Representations and Warranties	14
8	Status of the Bonds and security	16
9	Interest	16
10	Maturity of the Bonds and Change of Control	17
11	Payments	18
12	Issuer’s acquisition of Bonds	19
13	Covenants	19
14	Fees and expenses	23
15	Events of Default	23
16	Bondholders’ meeting	26
17	The Bond Trustee	28
18	Miscellaneous	30

This agreement has been entered into on 20 May 2015 between

(1)                        Golar LNG Partners LP (a company incorporated in Marshall Islands with Company No. 950020) as issuer (the “Issuer”), and

(2)                        Nordic Trustee ASA (a company incorporated in Norway with Company No. 963 342 624) as bond trustee (the “Bond Trustee”).

1                                                  Interpretation

1.1                                        Definitions

In this Bond Agreement the following terms shall have the following meanings (certain terms relevant for Clauses 13 and 18.2 and other Clauses may be defined in the relevant Clause):

“Account Manager” means a Bondholder’s account manager in the Securities Depository.

“Attachment” means any attachments to this Bond Agreement.

“Bond Agreement” means this bond agreement, including any Attachments to which it refers, and any subsequent amendments and additions agreed between the Parties.

“Bond Issue” means the bond issue constituted by the Bonds.

“Bond Reference Rate” means 3 months LIBOR

“Bondholder” means a holder of Bond(s), as registered in the Securities Depository, from time to time.

“Bondholders’ Meeting” means a meeting of Bondholders, as set forth in Clause 16.

“Bonds” means the securities issued by the Issuer pursuant to this Bond Agreement, representing the Bondholders’ underlying claim on the Issuer.

“Borrowed Money” means any indebtedness incurred in respect of:

(a)         money borrowed or raised and debit balances at banks;

(b)         any bond, note, loan stock, debenture or similar debt instrument;

(c)          acceptance or documentary credit facilities;

(d)         receivables sold or discounted (otherwise than on a non-recourse basis);

(e)          deferred payments for assets or services acquired (other than assets or services acquired on normal commercial terms in the ordinary course of business where payment is deferred by no more than one hundred and eighty (180) days);

(f)           capitalised lease obligations;

(g)          any other transaction (including, without limitation, forward sale or purchase agreements) having the commercial effect of a borrowing or raising of money;

(h)         guarantees in respect of the indebtedness of any person not being a member of the Group falling within any of (a) to (g) above; and

(i)             preferred share capital of the Issuer which is or may be redeemable prior to the Maturity Date.

“Business Day” means any day on which commercial banks are open for general business and can settle foreign currency transactions in Oslo, London and New York.

“Business Day Convention” means that if the relevant Interest Payment Date falls on a day that is not a Business Day, that date will be the first following day that is a Business Day unless that day falls in the next calendar month, in which case that date will be the first preceding day that is a Business Day (Modified Following Business Day Convention).

“Change of Control Event” means if

(a)         Golar LNG Limited ceases to hold, directly or indirectly, more than 50% of the ownership and voting rights of the General Partner;

(b)         any person or groupbecomes the owner, directly or indirectly, of more than 50% of the outstanding shares of Golar LNG Limited; or

(c)          An entity other than Golar LNG Limited or person, group of persons or entities acting in concert acquires in excess of 50% of the issued share capital (or equivalent) of the Issuer, or has the right or ability to control, either directly or indirectly, the affairs or the composition of the majority of the board of directors (or equivalent) of the Issuer.

“Costs” means all costs, expenses, disbursements, payments, charges, losses, demands, claims, liabilities, penalties, fines, damages, judgments, orders, sanctions, fees (including travel expenses, VAT, court fees and legal fees) and any other outgoings of whatever nature.

“Debt Service” means, for any financial period of the Group, on a four (4) quarters trailing basis, the sum of:

(a)                       the aggregate principal payable or paid during such period on any Borrowed Money of the Issuer or any consolidated Subsidiary, other than rental or other obligations under the lease agreements and principal of any such Borrowed Money prepaid at the option of the Issuer;

(b)                       aggregate interest expense, less interest income, (including, without limitation, capitalised interest accrued during such period) of the Issuer and its consolidated Subsidiaries for such period; and

(c)                        all rent and capital lease obligations or operating lease obligations by which the Group Company is bound which are payable or paid during such period, net of cash released during the same period from deposits forming security for lease obligations and the portion of any debt discount that must be amortised in such period as calculated in accordance with GAAP and derived from the then latest audited consolidated accounts of the Issuer and its consolidated Subsidiaries delivered to the Bond Trustee.

“Decisive Influence” means a person having, as a result of an agreement or through the ownership of shares or interests in another person:

(a)                                 a majority of the voting rights in that other person; or

(b)                                 a right to elect or remove a majority of the members of the board of directors of that other person.

When determining the relevant person’s number of voting rights in the other person or the right to elect and remove members of the board of directors, rights held by the parent company of the relevant person and the parent company’s Subsidiaries shall be included.

“EBITDA” means, for any period, the consolidated earnings before interest, taxes and depreciation and amortisation (calculated as income from operations plus any depreciation and amortisation, net financial expenses, and taxes on overall net income deducted in calculating income from operations in respect of such period) of the Group determined in accordance with GAAP, on a four (4) quarters trailing basis.

“Encumbrance” means any encumbrance, mortgage, pledge, lien, charge (whether fixed or floating), assignment by way of security, finance lease, sale and repurchase or sale and leaseback arrangement, sale of receivables on a recourse basis or security interest or any other agreement or arrangement having the effect of conferring security.

“Event of Default” means the occurrence of an event or circumstance specified in Clause 15.1.

“Exchange” means securities exchange or other reputable marketplace for securities, on which the Bonds are listed, or where the Issuer has applied for listing of the Bonds.

“Finance Documents” means (i) this Bond Agreement, (ii) the agreement between the Bond Trustee and the Issuer referred to in Clause 14.2 and (iii) any other document (whether creating a security interest or not) which is executed at any time by the Issuer or any other party in relation to any amount payable under this Bond Agreement.

“Financial Indebtedness” means any indebtedness incurred in respect of:

(a)                                         moneys borrowed, including acceptance credit;

(b)                                         any bond, note, debenture, loan stock or other similar instrument;

(c)                                          the amount of any liability in respect of any lease, hire purchase contract which would, in accordance with GAAP, be treated as a finance or capital lease;

(d)                                         receivables sold or discounted (other than any receivables sold on a non-recourse basis);

(e)                                          any sale and lease-back transaction, or similar transaction which is treated as indebtedness under GAAP;

(f)                                           the acquisition cost of any asset to the extent payable after its acquisition or possession by the party liable where the deferred payment is arranged primarily as a method of raising finance or financing the acquisition of that asset;

(g)                                          any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price, including without limitation currency or interest rate swaps, caps or collar transactions (and, when calculating the value of the transaction, only the mark-to-market value shall be taken into account);

(h)                                         any amounts raised under any other transactions having the commercial effect of a borrowing or raising of money, whether recorded in the balance sheet or not (including any forward sale of purchase agreement);

(i)                                             any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institutions; and

(j)                                            (without double counting) any guarantee, indemnity or similar assurance against financial loss of any person in respect of any of the items referred to in (a) through (i) above.

“Financial Statements” means the audited consolidated annual accounts and financial statements of the Issuer for any financial year, drawn up according to GAAP, such accounts to include a profit and loss account, balance sheet, cash flow statement and report from the Board of Directors.

“Free Liquid Assets” means, at any relevant time, such part of the Liquid Assets of the Group as is, at such time, (i) freely available for use by it and which may, notwithstanding any right of set-off or agreement with any other party, be withdrawn and/or encashed and used by the Group for any lawful purpose without restriction and (ii) free of any Encumbrance unless the relevant asset is at the disposal of the Issuer.

“GAAP” means Generally Accepted Accounting Principles in the United States of America.

“General Partner” means Golar GP L.L.C., a Marshall Islands limited liability company, which is the general partner of the Issuer pursuant to the Marshall Islands Limited Partnership Act and the Issuer’s partnership agreement.

“Group” means the Issuer and the Subsidiaries, and a “Group Company” means the Issuer or any of the Subsidiaries.

“Interest Payment Date” means 22 February, 22 May, 22 August and 22 November each year and the Maturity Date. Any adjustment will be made according to the Business Day Convention.

“ISIN” means International Securities Identification Numbering system — the identification number of the Bonds.

“Issue Date” means 22 May 2015.

“Issuer’s Bonds” means Bonds owned by the Issuer, any party or parties who has Decisive Influence over the Issuer, or any party or parties over whom the Issuer has Decisive Influence.

“LIBOR” means the interest rate which (a) is published on Reuters Screen LIBOR01 Page (or through another system or on another website replacing the said system or website respectively) approximately 11.00 a.m., London time, or, if such publication does not exist, (b) at that time corresponds to (i) the average of the quoted lending rates of commercial banks on the interbank market in  London or, if only one or no such quotes are provided, (ii) the assessment of the Bond Trustee of the interest rate, which in the Bond Trustee’s determination is equal to what is offered commercial banks in the  London interbank market, for the applicable period. If any such rate is below zero, LIBOR will be deemed to be zero.

“Liquid Assets” means

(a)                       cash balances and deposits (both current and fixed) with banks and other financial institutions available for withdrawal

(b)                       any USD or Euro time deposit, overnight deposit, certificate of deposit or bankers’ acceptance, issued by, or time deposit with any commercial banking institution which has a credit rating of at least A from Standard & Poors;

(c)                        undrawn amounts available for borrowing under existing credit lines with maturity longer than 6 months; and

(d)                       short-term commercial paper issued by institutions, having a rating of at least A from Standard & Poors;

provided that Liquid Assets expressed or denominated in a currency other than USD shall be converted into USD by reference to the rate of exchange used for conversion of such currency in the consolidated balance sheet of the Group at the last day of the quarter or financial year at which the amount of Liquid Assets shall be determined.

“Managers” means the managers for the Bond Issue.

“Margin” means 4.40 percentage points per annum.

“Material Adverse Effect” means a material adverse effect on: (a) the business, financial condition or operations of the Issuer and/or the Group taken as a whole, (b) the Issuer’s ability to perform and comply with its obligations under this Bond Agreement; or (c) the validity or enforceability of this Bond Agreement.

“Maturity Date” means 22 May 2020 or an earlier maturity date as provided for in this Bond Agreement. Any further adjustment may be made according to the Business Day Convention.

“Net Debt” means, on a consolidated basis, an amount equal to the aggregate of all Borrowed Money of the Group less Free Liquid Assets and cash deposits restricted under the terms of such Borrowed Money, as evidenced by the Issuer’s consolidated balance sheet from time to time.

“NOK” means Norwegian kroner, being the lawful currency of Norway.

“Outstanding Bonds” means the aggregate value of the total number of Bonds not redeemed or otherwise discharged.

“Party” means a party to this Bond Agreement (including its successors and permitted transferees).

“Paying Agent” means any legal entity as appointed by the Issuer who acts as paying agent on behalf of the Issuer with respect to the Bonds.

“Payment Date” means a date for payment of principal or interest.

“Quarter Date” means each 31 March, 30 June, 30 September and 31 December.

“Quarterly Financial Reports” means the unaudited consolidated management accounts of the Issuer as of each Quarter Date, such accounts to include a profit and loss account, balance sheet, cash flow statement and management commentary.

“Securities Depository Act” means the Norwegian Act relating to Registration of Financial Instruments of 5 July 2002 No. 64.

“Securities Depository” means the securities depository in which the Bond Issue is registered, being Verdipapirsentralen ASA (VPS) in Norway.

“Security” means any encumbrance, mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Subsidiary” means an entity over which another entity or person has a determining influence due to (i) direct and indirect ownership of shares or other ownership interests, (ii) control of the general partner of any such other entity that is a limited partnership; and/or (iii) agreement, understanding or other arrangement. An entity shall always be considered to be the subsidiary of another entity or person if such entity or person has such number of shares or ownership interests so as to represent the majority of the votes in the entity, or has the right to vote in or vote out a majority of the directors in the entity.

“Taxes” means all present and future taxes, levies, imposts, duties, charges, fees, deductions and withholdings, and any restrictions and or conditions resulting in a charge together with interest thereon and penalties in respect thereof and “Tax” and “Taxation” shall be construed accordingly.

“USD” means US Dollars, being the legal currency of the United States of America.

“US Securities Act” means the U.S. Securities Act of 1933, as amended.

“Voting Bonds” means the Outstanding Bonds less the Issuer’s Bonds.

1.2                                        Construction

In this Bond Agreement, unless the context otherwise requires:

(a)                       headings are for ease of reference only;

(b)                       words denoting the singular number shall include the plural and vice versa;

(c)                        references to Clauses are references to the Clauses of this Bond Agreement;

(d)                       references to a time is a reference to Oslo time unless otherwise stated herein;

(e)                        references to a provision of law is a reference to that provision as it may be amended or re-enacted, and to any regulations made by the appropriate authority pursuant to such law, including any determinations, rulings, judgments and other binding decisions relating to such provision or regulation;

(f)                         references to “control” means the power to appoint a majority of the board of directors of the Issuer or to direct the management and policies of an entity, whether through the ownership of voting capital, by contract or otherwise; and

(h)                       references to a “person” shall include any individual, firm, partnership, joint venture, company, corporation, trust, fund, body corporate, unincorporated body of persons, or any state or any agency of a state or association (whether or not having separate legal personality).

2                                                  The Bonds

2.1                                        Binding nature of the Bond Agreement

2.1.1                              The Bondholders are, through their subscription, purchase or other transfer of Bonds bound by the terms of the Bond Agreement and other Finance Documents, as authority to the Bond Trustee to finalize and execute the Bond Agreement on the Bondholders behalf is set out in the subscription documents, term sheet, sales documents or in any other way, and while all Bond transfers are subject to the terms of this Bond Agreement and all Bond transferees are, in taking transfer of Bonds, deemed to have accepted the terms of the Bond Agreement and the other Finance Documents and will automatically become parties to the Bond Agreement upon completed transfer having been registered, without any further action required to be taken or formalities to be complied with, see also Clause 18.1.

2.1.2                              The Bond Agreement is available to anyone and may be obtained from the Bond Trustee or the Issuer. The Issuer shall ensure that the Bond Agreement is available to the general public throughout the entire term of the Bonds.

2.2                                        The Bonds

2.2.1                              The Issuer has resolved to issue a series of Bonds in the total aggregate amount of USD 150,000,000 (US Dollars one hundred and fifty million).

The Bonds will be in denominations of USD 200,000 each and rank pari passu between themselves.

The Bond Issue will be described as “FRN Golar LNG Partners LP Senior Unsecured Open Bond Issue 2015/2020”.

The International Securities Identification Number (ISIN) of the Bond Issue will be NO 001 0736481.

The tenor of the Bonds is from and including the Issue Date to the Maturity Date.

2.3                                        Purpose and utilization

2.3.1                              The net proceeds of the Bonds shall be used for repayment of debt, including shareholder loans, and general corporate purposes.

3                                                  Listing

3.1                                        The Issuer shall apply for listing of the Bonds on Oslo Børs within 12 months of the Settlement Date.

3.2                                        If the Bonds are listed, the Issuer shall ensure that the Bonds remain listed until they have been discharged in full.

4                                                  Registration in a Securities Depository

4.1                                        The Bond Issue and the Bonds shall prior to disbursement be registered in the Securities Depository according to the Securities Depository Act and the terms and conditions of the Securities Depository.

4.2                                        The Issuer shall promptly arrange for notification to the Securities Depository of any changes in the terms and conditions of this Bond Agreement. The Bond Trustee shall receive a copy of the notification.

4.3                                        The Issuer is responsible for the implementation of correct registration in the Securities Depository. The registration may be executed by an agent for the Issuer provided that the agent is qualified according to relevant regulations.

4.4                                        The Bonds have not been registered under the US Securities Act, and the Issuer is under no obligation to arrange for registration of the Bonds under the US Securities Act.

5                                                  Purchase and transfer of Bonds

5.1                                        Bondholders may be subject to purchase or transfer restrictions with regard to the Bonds, as applicable from time to time under local laws to which a Bondholder may be subject (due e.g. to its nationality, its residency, its registered address, its place(s) for doing business). Each Bondholder must ensure compliance with applicable local laws and regulations at its own cost and expense.

5.2                                        Notwithstanding the above, a Bondholder which has purchased the Bonds in breach of applicable mandatory restrictions may nevertheless utilize its rights (including, but not limited to, voting rights) under this Bond Agreement.

6                                         Conditions Precedent

6.1                                        Disbursement of the net proceeds of the Bonds to the Issuer will be subject to the Bond Trustee having received the following documents, in form and substance satisfactory to it, at least two Business Days prior to the Issue Date:

(a)                       this Bond Agreement duly executed by all parties thereto;

(b)                       certified copies of all necessary corporate resolutions to issue the Bonds and execute the Finance Documents;

(c)                        a power of attorney from the Issuer to relevant individuals for their execution of the relevant Finance Documents, or extracts from the relevant register or similar documentation evidencing the individuals authorized to sign on behalf of the Issuer;

(d)                       certified copies of (i) the Certificate of Incorporation or other similar official document for the Issuer, evidencing that it is validly existing and (ii) Articles of Association of the Issuer;

(e)                        the latest Financial Statements and Quarterly Financial Report;

(f)                         confirmation that the requirements set forth in Chapter 7 of the Norwegian Securities Trading Act (implementing the EU prospectus directive (2003/71 EC) concerning prospectuses have been fulfilled;

(g)                        to the extent necessary, any public authorisations required for the Bond Issue;

(h)                       confirmation that the Bonds have been registered in the Securities Depository;

(i)                           the agreement set forth in Clause 14.2, duly executed;

(j)                          documentation on the granting of authority to the Bond Trustee as set out in Clause 2.1and copies of any written documentation made public by the Issuer or the Managers in connection with the Bond Issue; and

(k)                       any statements or legal opinions reasonably required by the Bond Trustee (including any capacity corporate opinions for the Issuer and opinions related to the validity, perfection and enforceability of the Finance Documents);

6.2                                        The Bond Trustee may, in its reasonable opinion, waive the deadline or requirements for documentation as set forth in Clause 6.1.

6.3                                        The Bond Trustee may require any statement or legal opinion in connection with the Bond Issue (pre and post Issue Date).

6.4                                        Disbursement of the net proceeds from the Bonds is subject to the Bond Trustee’s written notice to the Issuer, the Managers and the Paying Agent that the documents have been controlled and that the required conditions precedent are fulfilled.

6.5                                        On the Issue Date, subject to receipt of confirmation from the Bond Trustee pursuant to Clause 6.4, the Managers shall make the net proceeds from the Bond Issue available to the Issuer.

7                                                  Representations and Warranties

7.1                                        The Issuer represents and warrants to the Bond Trustee (on behalf of the Bondholders) that:

(a)                       Status

The Issuer is a limited partnership, duly incorporated and validly existing under the law of the jurisdiction in which it is registered, and has the power to own its assets and carry on its business as it is being conducted.

(b)                       Power and authority

The Issuer has the power to enter into and perform, and has taken all necessary corporate action to authorise its entry into, performance and delivery of this Bond Agreement and any other Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

(c)                        Valid, binding and enforceable obligations

This Bond Agreement and any other Finance Document constitute legal, valid and binding obligations of the Issuer enforceable in accordance with their terms, and (save as provided for therein) no further registration, filing, payment of tax or fees or other formalities are necessary or desirable to render the said documents enforceable against the Issuer.

(d)                       Non-conflict with other obligations

The entry into and performance by the Issuer of the Bond Agreement and any other Finance Document to which it is a party and the transactions contemplated thereby do not and will not conflict with (i) any present law or regulation or present judicial or official order; (ii) its articles of association, by-laws or other constitutional documents; or (iii) any document or agreement which is binding on the Issuer or any of its assets.

(e)                        No Event of Default

No Event of Default exists, and no other circumstances exist which constitute or (with the giving of notice, lapse of time, determination of materiality or the fulfilment of any other applicable condition, or any combination of the foregoing) would constitute a default under any document which is binding on the Issuer or any of its Subsidiaries or to which the Issuer’s (or any of its Subsidiaries’) assets are subject, and which has or may have a Material Adverse Effect.

(f)                          Authorizations and consents

All authorisations, consents, licenses or approvals of any governmental authorities required for the Issuer in connection with the execution, performance, validity or enforceability of this Bond Agreement or any other Finance Document, and the transactions contemplated thereby, have been obtained and are valid and in full force and effect. All authorisations, consents, licenses or approvals of any governmental authorities required for the Issuer to carry on its business as presently conducted and as contemplated by this Bond Agreement, have been obtained and are in full force and effect.

(g)                       Litigation

No litigation, arbitration or administrative proceeding of or before any court, arbitral body or agency is pending or, to the best of the Issuer’s knowledge, threatened against the Issuer or any of its Subsidiaries which, if adversely determined, might reasonably be expected to have a Material Adverse Effect.

(h)                       Financial Statements

The audited most recently Financial Statements and Quarterly Financial Reports of the Group fairly and accurately represent the assets and liabilities and financial condition as at their respective dates, and have been prepared in accordance with GAAP, consistently applied from one year to another.

(i)                           No undisclosed liabilities

As of the date of the Financial Statements, the Issuer had no material liabilities, direct or indirect, actual or contingent, and there were no material anticipated losses from any unfavourable commitments not disclosed by or reserved against in the Financial Statements or in the notes thereto.

(j)                          No Material Adverse Effect

Since the date of the Financial Statements, there has been no change in the business, assets or financial condition of the Issuer that is likely to have a Material Adverse Effect.

(k)                        No misleading information

Any factual information provided by it to the subscribers or the Bond Trustee for the purposes of this Bond Issue was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(l)                          Environmental compliance

The Issuer and each Group Company is in compliance with any relevant applicable environmental law or regulation and no circumstances have occurred which would prevent such compliance in a manner which has or is likely to have a Material Adverse Effect.

(m)                     Intellectual property

The Group has undisputed, valid and good title to

(a) its patents, trade marks, service marks, designs, business names, copyrights, design rights, inventions, confidential information and other intellectual property rights and interests (whether registered or unregistered), and

(b) the benefit of all applications and rights to use such assets if failure to have such title may have a Material Adverse Effect.

(n)                       No withholdings

The Issuer is not required to make any deduction or withholding from any payment which it may become obliged to make to the Bond Trustee (on behalf of the Bondholders) or the Bondholders under this Bond Agreement.

(o)                       Pari passu ranking

The Issuer’s payment obligations under this Bond Agreement or any other Finance Document to which it is a party rank at least pari passu as set out in Clause 8.1.

(p)                       Encumbrances

No Encumbrances exist over any of the present assets of any Group Company in conflict with this Bond Agreement.

7.2                                        The representations and warranties set out in Clause 7.1 are made on the execution date of this Bond Agreement, and shall be deemed to be repeated on the Issue Date.

7.3                                        In the event of misrepresentation, the Issuer shall indemnify the Bond Trustee for any economic losses suffered, both prior to the disbursement of the Bonds, and during the term of the Bonds, as a result of its reliance on the representations and warranties provided by such Issuer herein.

8                                                  Status of the Bonds and security

8.1                                        The Bonds shall rank as senior unsecured debt of the Issuer. The Bonds shall rank pari passu with other senior unsecured debt of the Issuer save for obligations which are mandatorily preferred by law. The Bonds shall rank ahead of subordinated debt.

8.2                                        The Bonds are unsecured.

9                                                  Interest

9.1                                        The Issuer shall pay interest on the face value of the Bonds from, and including, the Issue Date at the Bond Reference Rate plus the Margin (together the “Floating Rate”).

9.2                                        Interest payments shall be made in arrears on the Interest Payment Dates each year, the first Interest Payment Date falls in August 2015.

9.3                                        The relevant interest payable amount shall be calculated based on a period from, and including, one Interest Payment Date to, but excluding, the next following applicable Interest Payment Date.

9.4                                        The day count fraction (“Floating Rate Day Count Fraction”) in respect of the calculation of the payable interest amount shall be “Actual/360”, which means that the number of days in the calculation period in which payment being made divided by 360.

9.5                                        The applicable Floating Rate on the Bonds is set/reset on each Interest Payment Date by the Bond Trustee commencing on the Interest Payment Date at the beginning of the relevant calculation period, based on the Bond Reference Rate two Business Days preceding that Interest Payment Date or, in the case of the first interest period, two Business Days preceding the Settlement Date.

When the interest rate is set for the first time and on subsequent interest rate resets, the next Interest Payment Date, the interest rate applicable up to the next Interest Payment Date and the actual number of calendar days up to that date shall immediately be notified to the Bondholders, the Issuer, the Paying Agent, and if the Bonds are listed, the Exchange.

9.6                                        The payable interest amount per Bond for a relevant calculation period shall be calculated as follows:

Interest	=	Face	x	Floating	x	Floating Rate
Amount		Value		Rate		Day Count Fraction

10                                           Maturity of the Bonds and Change of Control

10.1                                 Maturity

The Bonds shall mature in full on the Maturity Date, and shall be repaid at par (100%) by the Issuer.

10.2                                 Change of Control

10.2.1                       Upon the occurrence of a Change of Control Event each Bondholder shall have a right of pre-payment (a “Put Option”) of its Bonds at a price of 101 % of par plus accrued interest.

10.2.2                       The Put Option must be exercised within 60 days after the Issuer has given notification to the Bond Trustee and the Bondholders of a Change of Control Event. Such notification shall be given as soon as possible after a Change of Control Event has taken place.

The Put Option may be exercised by the Bondholders by giving written notice of the request to its Account Manager. The Account Manager shall notify the Paying Agent of the pre-payment request. The settlement date of the Put Option shall be the fifth Business Days after the end of the 60 days exercise period of the Put Option.

10.2.3                       On the settlement date of the Put Option, the Issuer shall pay to each of the Bondholders holding Bonds to be pre-paid, the principal amount of each such Bond and any unpaid interest accrued up to (but not including) the settlement date.

11                                           Payments

11.1                                 Covenant to pay

11.1.1                       The Issuer will on any Payment Date (or any other due date pursuant to any Finance Document) unconditionally pay to or to the order of the Bond Trustee all amounts due under this Bond Agreement or any other Finance Document.

11.1.2                       The covenant contained in Clause 11.1.1 shall be for the benefit of the Bond Trustee and the Bondholders

11.2                                 Payment mechanics

11.2.1                       If no specific order is made by the Bond Trustee under Clause 11.1.1, the Issuer shall pay all amounts due to the Bondholders under the Bonds and this Bond Agreement or any other Finance Document by crediting the bank account nominated by each Bondholder in connection with its securities account in the Securities Depository.

11.2.2                       Payment shall be deemed to have been made once the amount has been credited to the bank which holds the bank account nominated by the Bondholder in question, but if the paying bank and the receiving bank are the same, payment shall be deemed to have been made once the amount has been credited to the bank account nominated by the Bondholder in question, see however Clause 11.3.

11.2.3                       In case of irregular payments, the Bond Trustee may instruct the Issuer, the Bondholders or others of other payment mechanisms than described in Clause 11.2.1 or 11.2.2 above. The Bond Trustee may also obtain payment information regarding Bondholders’ accounts from the Securities Depository or Account Managers.

11.2.4                       Subject to Clause 11.3, payment by the Issuer in accordance with this Clause 11.2 shall constitute good discharge of its obligations under Clause 11.1.1.

11.3                                 Currency

11.3.1                       If the Bonds are denominated in other currencies than NOK, each Bondholder has to provide the Paying Agent (either directly or through its Account Manager) with specific payment instructions, including foreign exchange bank account details. Depending on any currency exchange settlement agreements between each Bondholder’s bank and the Paying Agent, cash settlement may be delayed, and payment shall be deemed to have been made at the date of the cash settlement, provided however, that no default interest or other penalty shall accrue for the account of the Issuer.

11.3.2                       Except as otherwise expressly provided, all amounts payable under this Bond Agreement and any other Finance Document shall be payable in the same currency as the Bonds are denominated in.

11.3.3                       Amounts payable in respect of costs, expenses, taxes and other liabilities shall be payable in the currency in which they are incurred.

11.4                                 Set-off and counterclaims

11.4.1                       The Issuer may not apply or perform any counterclaims or set-off against any payment obligations pursuant to this Bond Agreement or any other Finance Document.

11.5                                 Interest in the event of late payment

11.5.1                       In the event that payment of interest or principal is not made on the relevant Payment Date, the unpaid amount shall bear interest from the Payment Date at an interest rate equivalent to the interest rate according to Clause 9 plus 5.00 percentage points.

11.5.2                       The interest charged under this Clause 11.5 shall be added to the defaulted amount on each respective Interest Payment Date relating thereto until the defaulted amount has been repaid in full.

11.5.3                       The unpaid amounts shall bear interest as stated above until payment is made, whether or not the Bonds are declared to be in default pursuant to Clause 15.1 (a), cf. Clauses 15.2 - 15.4.

11.6                                 Partial payments

11.6.1                       If the Bond Trustee or the Paying Agent receives a payment that is insufficient to discharge all the amounts then due and payable under the Finance Documents, that payment shall be applied in the following order:

(a)                      first, in or towards payment of any unpaid fees, costs and expenses of the Bond Trustee under the Finance Documents;

(b)                      secondly, in or towards payment of any accrued interest due but unpaid under the Bond Agreement, pro rata and without any preference or priority of any kind; and

(c)                                           thirdly, in or towards payment of any principal due but unpaid under the Bond Agreement, pro rata and without any preference or priority of any kind.

12                                           Issuer’s acquisition of Bonds

12.1                                 The Issuer has the right to acquire and own Bonds (Issuer’s Bonds). The Issuer’s Bonds may at the Issuer’s discretion be retained by the Issuer, sold or discharged.

13                                           Covenants

13.1                                 General

13.1.1                       The Issuer has undertaken the covenants in this Clause 13 to the Bond Trustee (on behalf of the Bondholders), as further stated below.

13.1.2                       The covenants in this Clause 13 shall remain in force from the date of this Bond Agreement and until such time that no amounts are outstanding under this Bond Agreement and any other Finance Document, unless the Bond Trustee (or the Bondholders’ Meeting, as the case may be), has agreed in writing to waive any covenant, and then only to the extent of such waiver, and on the terms and conditions set forth in such waiver.

13.2                                 Information Covenants

13.2.1                       The Issuer shall

(a)                       without being requested to do so, immediately inform the Bond Trustee in writing of any Event of Default as well as of any circumstances which the Issuer understands or should understand is likely to become  an Event of Default;

(b)                       without being requested to do so, inform the Bond Trustee in writing of any other event which may have a Material Adverse Effect;

(c)                        without being requested to do so, inform the Bond Trustee if the Issuer intends to sell or dispose of all or a substantial part of its assets or operations, or change the nature of its business;

(d)                       without being requested to do so, produce Financial Statements annually and Quarterly Financial Report quarterly and make them directly available to the Bond Trustee and available on its website in the English language as soon as they become available, and not later than 120 days after the end of the financial year and 60 days after the end of the interim period, subject to any exemption, waiver or extension granted by Oslo Børs;

(e)                        at the request of the Bond Trustee, report the balance of the Issuer’s Bonds;

(f)                         without being requested to do so, send the Bond Trustee copies of any creditors’ notifications of the Issuer, including but not limited to mergers, de-mergers and reduction of the Issuer’s share capital or equity;

(g)                        without being requested to do so, send a copy to the Bond Trustee of its notices to the Exchange (if listed) which are of relevance for the Issuer’s liabilities pursuant to this Bond Agreement;

(h)                       without being requested to do so, inform the Bond Trustee of changes in the registration of the Bonds in the Securities Depository; and

(i)                           within a reasonable time, provide such information about the Issuer’s business, assets and financial condition as the Bond Trustee may reasonably request.

13.2.2                       The Issuer shall at the request of the Bond Trustee provide the documents and information necessary to maintain the listing and quotation of the Bonds on the Exchange (if listed) and to otherwise enable the Bond Trustee to carry out its rights and duties pursuant to this Bond Agreement and the other Finance Documents, as well as applicable laws and regulations.

13.2.3                       The Issuer shall in connection with the issue of its Financial Statements and Quarterly Financial Reports under Clause 13.2.1. (d), confirm to the Bond Trustee in writing the Issuer’s compliance with the covenants in Clause 13. Such confirmation shall be undertaken in a compliance certificate, substantially in the format set out in Attachment 1 hereto, signed by the Chief Executive Officer or Chief Financial Officer of the Issuer. In the event of non-compliance, the compliance certificate shall describe the non-compliance, the reasons therefore as well as the steps which the Issuer has taken and will take in order to rectify the non-compliance.

13.3                                 General Covenants

(a)                       Pari passu ranking

The Issuer’s obligations under this Bond Agreement and any other Finance Document shall at all times rank at least pari passu as set out in Clause 8.1.

(b)                       Mergers

The Issuer shall not, and shall procure that no Group Company shall, carry out any merger or other business combination or corporate reorganization involving consolidating the assets and obligations of the Issuer or such Group Company with any other companies or entities not being a member of the Group if such transaction would have a Material Adverse Effect.

(c)                        De-mergers

The Issuer shall not, and shall procure that no Group Company shall, carry out any de-merger or other corporate reorganization involving splitting the Issuer or such Group Company into two or more separate companies or entities, if such transaction would have a Material Adverse Effect.

(d)                       Continuation of business

The Issuer shall not, and shall procure that no Group Company shall, cease to carry on the general nature or scope of its business, if such cessation would have a Material Adverse Effect. The Issuer shall procure that no material change is made to the general nature or scope of the business of the Group from that carried on at the date of this Bond Agreement, or as contemplated by this Bond Agreement.

(e)                        Disposal of business

The Issuer shall not, and shall ensure that no Group Company shall, sell or otherwise dispose of all or a substantial part of the Group’s assets or operations, if such transaction would not have a Material Adverse Effect.

13.4                                 Corporate and operational matters

(a)                       Intra-group transactions

All transactions between any companies in the Group shall be on commercial terms, and shall comply with all applicable provisions of applicable corporate law applicable to such transactions, including, in respect of Norwegian companies, Section 3-9 of the Private or Public Limited Companies Act 1997.

(b)                       Transactions with shareholders, directors and affiliated companies

The Issuer shall cause all transactions between any Group Company and (i) any shareholder thereof not part of the Group, (ii) any director or senior member of management in any Group Company, (iii) any company in which any Group Company holds more than 10 per cent of the shares, or (iv) or any company, person or entity controlled by or affiliated with any of the foregoing, to be entered on commercial terms, not less favourable to the Group Company than would have prevailed in arms’ length transaction with a third party.

All such transactions shall comply with all applicable provisions of applicable corporate law applicable to such transactions, including, in respect of Norwegian companies, Section 3-8 of the Private and Public Limited Companies Act 1997.

(e)                    Corporate status

The Issuer shall (i) not change its type of organization or jurisdiction of organization and (ii) ensure that no Group Company changes its type of organization or jurisdiction of organization if such change may have a Material Adverse Effect.

(f)                          Compliance with laws

The Issuer shall (and shall ensure that all Group Companies shall) carry on its business in accordance with acknowledged, careful and sound practices in all material aspects and comply in all material respects with all laws and regulations it or they may be subject to from time to time (including any environmental laws and regulations).

(g)                       Litigations

The Issuer shall, promptly upon becoming aware of them, send the Bond Trustee such relevant details of any:

(a)                       litigations, arbitrations or administrative proceedings which have been or might be started by or against any Group Company and which, if decided adversely is likely to have a Material Adverse Effect; and

(b)                       other events which have occurred or might occur and which is likely to  have a Material Adverse Effect, as the Bond Trustee may reasonably request.

(h)           Subordination of Shareholders Loans

The Issuer shall ensure that any existing and future loan provided by any direct or indirect shareholder of the Issuer, including Golar LNG Limited, to any Group Company shall be unsecured and fully subordinated to the Bonds and otherwise on arm’s length terms.  The Issuer shall also ensure that future shareholder loans, except for loans provided as seller’s credit in connection with the acquisition of a new asset and revolving facilities of up to USD 50,000,000, will have no repayment of principal required prior to the Maturity Date.

(i)                                    Listing of Issuers shares

The Issuer shall ensure that its common units remain listed on NASDAQ or another recognized stock exchange.

13.5                                 Financial Covenants

The Issuer shall, on a consolidated basis, comply with the following financial covenants during the term of the Bonds:

(a)                       Free Liquidity

The Group shall maintain Free Liquid Assets of minimum USD 30,000,000.

(b)                       EBITDA to Debt Service Ratio

The Group shall maintain an EBITDA to Debt Service ratio of minimum 1.15:1.

(c)                                 Net Debt to EBITDA Ratio

The Group shall maintain a Net Debt to EBITDA ratio of maximum 6.5:1.

These financial covenants shall apply at all times, but be tested and reported on each Quarter Date.

14                                           Fees and expenses

14.1                                 The Issuer shall cover all costs and expenses incurred by it or the Bond Trustee in connection with this Bond Agreement and the fulfilment of its obligations under this Bond Agreement or any other Finance Document, including in connection with the negotiation, preparation, execution and enforcement of this Bond Agreement and the other Finance Documents and any registration or notifications relating thereto (including any stamp duty), the listing of the Bonds on an Exchange (if applicable), and the registration and administration of the Bonds in the Securities Depository. The Bond Trustee may withhold funds from any escrow account (or similar arrangement) or from other funds received from the Issuer or any other person, irrespective of such funds being subject to Security under a Finance Documents, to set-off and cover any such costs and expenses.

14.2                                 The fees, costs and expenses payable to the Bond Trustee shall be paid by the Issuer and are set out in a separate agreement between the Issuer and the Bond Trustee.

14.3                                 Fees, costs and expenses payable to the Bond Trustee which, due to the Issuer’s insolvency or similar circumstances, are not reimbursed in any other way may be covered by making an equivalent reduction in the proceeds to the Bondholders hereunder of any costs and expenses incurred by the Bond Trustee in connection with the restructuring or default of the Bond Issue and the enforcement of any Finance Document.

14.4                                 Any public fees levied on the trade of Bonds in the secondary market shall be paid by the Bondholders, unless otherwise provided by law or regulation, and the Issuer is not responsible for reimbursing any such fees.

14.5                                 The Issuer is responsible for withholding any withholding tax imposed by applicable law on any payments to the Bondholders.

14.6                                 If the Issuer is required by law to withhold any withholding tax from any payment under any Finance Document:

(a)             the amount of the payment due from the Issuer shall be increased to such amount which is necessary to ensure that the Bondholders receive a net amount which is (after making the required withholding) equal to the payment which would have been due if no withholding had been required; and

(b)             the Issuer shall at the request of the Bond Trustee deliver to the Bond Trustee evidence that the required tax reduction or withholding has been made.

14.7                                 If any withholding tax is imposed due to subsequent changes in applicable law after the date of this Bond Agreement, the Issuer shall have the right to call all but not some of the Bonds at par value plus accrued interest. Such call shall be notified by the Issuer in writing to the Bond Trustee and the Bondholders at least thirty - 30 - Business Days prior to the settlement date of the call.

15                                           Events of Default

15.1                                 The Bonds may be declared by the Bond Trustee to be in default upon occurrence of any of the following events (which shall be referred to as an “Event of Default”) if:

(a)                       Non-payment

The Issuer fails to fulfil any payment obligation due under this Bond Agreement or any Finance Document when due, unless, in the opinion of the Bond Trustee, it is obvious that such failure will be remedied, and payment in full is made, within 5 — five — Business Days following the original due date.

(b)                       Breach of other obligations

The Issuer or any Group Company fails to duly perform any other covenant or obligation pursuant to this Bond Agreement or any of the Finance Documents, unless, in the opinion of the Bond Trustee, it is obvious that such failure will be remedied and is remedied within 10 — ten — Business Days after notice thereof is given to the Issuer by the Bond Trustee.

(c)                        Cross default

The Issuer or any Group Company, the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (i) to (iv) below exceeds a total of USD 10 million, or the equivalent thereof in other currencies;

(i)                           any Financial Indebtedness or guarantee is not paid when due nor within any originally applicable grace period,

(ii)                        any Financial Indebtedness is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described),

(iii)                     any commitment for any Financial Indebtedness is cancelled or suspended by a creditor as a result of an event of default (however described), or

(iv)                    any creditor becomes entitled to declare any Financial Indebtedness due and payable prior to its specified maturity as a result of an event of default (however described).

(d)                       Misrepresentations

Any representation, warranty or statement (including statements in compliance certificates) made under this Bond Agreement or in connection therewith is or proves to have been incorrect, inaccurate or misleading in any material respect when made or deemed to have been made.

(e)                        Insolvency

A Group Company is unable or admits inability to pay its debts as they fall due or suspends making payments on any of its debts.

(f)                          Insolvency proceedings and dissolution

If for the Issuer or any Group Company, any corporate action, legal proceedings or other procedure step is taken in relation to:

(i)                              the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation  (by way of voluntary arrangement, scheme of arrangement or otherwise) other than solvent liquidation or reorganisation;

(ii)                           a composition, compromise, assignment or arrangement with any creditor, having an adverse effect on the Issuer’s ability to perform its payment obligations hereunder;

(iii)                        the appointment of a liquidator (other than in respect of a solvent liquidation), receiver, administrative receiver, administrator, compulsory manager or other similar officer of any of its assets; or

(iv)                       enforcement of any security over any of its assets.

(g)                       Creditors’ process

The Issuer or any Group Company has a substantial proportion of the assets impounded, confiscated, attached or subject to distraint, or is subject to enforcement of any security over any of its assets, which, if adversely determined, may reasonably be expected to have a Material Adverse Effect..

(h)                       Dissolution, appointment of liquidator or analogous proceedings

The Issuer or any Group Company is resolved to be dissolved or a liquidator, administrator or the like is appointed or requested to be appointed in respect of the

Issuer or any Group Company unless this, in relation a Group Company other than the Issuer, relates to a solvent liquidation.

(i)                          Impossibility or illegality

It is or becomes impossible or unlawful for any Group Company to fulfil or perform any of the terms of the Finance Documents to which it is a party.

(j)                          Litigation

There is current, pending or threatened any claims, litigation, arbitration or administrative proceedings against any Group Company which, if adversely determined, in the reasonable opinion of the Bond Trustee, after consultations with the Issuer, may reasonably be expected to have a Material Adverse Effect.

(k)                        Material adverse effect

Any other event or series of events occurs in relation to any Group Company which, in the reasonable opinion of the Bond Trustee, after consultations with the Issuer, is likely to have a Material Adverse Effect.

15.2                                 In the event that one or more of the circumstances mentioned in Clause 15.1 occurs and is continuing, the Bond Trustee can, in order to protect the interests of the Bondholders, declare the Outstanding Bonds including accrued interest and expenses to be in default and due for immediate payment.

The Bond Trustee may at its discretion, on behalf of the Bondholders, take every measure necessary to recover the amounts due under the Outstanding Bonds, and all other amounts outstanding under the Bond Agreement and any other Finance Document, including any other contractual and non-contractual claims, that are derived therefrom or in connection therewith..

15.3                                 In the event that one or more of the circumstances mentioned in Clause 15.1 occurs and is continuing, the Bond Trustee shall declare the Outstanding Bonds including accrued interest and costs to be in default and due for payment if:

(a)                       the Bond Trustee receives a demand in writing that a default shall be declared from Bondholders representing at least 1/5 of the Voting Bonds, and the Bondholders’ Meeting has not decided on other solutions, or

(b)                       the Bondholders’ Meeting has with simple  majority decided to declare the Outstanding Bonds in default and due for payment.

In either case the Bond Trustee shall on behalf of the Bondholders take every measure necessary to recover the amounts due under the Outstanding Bonds. The Bond Trustee can request satisfactory security for any possible liability and anticipated expenses, from those Bondholders who requested that the declaration of default be made pursuant to sub clause (a) above and/or those who voted in favour of the decision pursuant to sub clause (b) above.

15.4                                In the event that the Bond Trustee pursuant to the terms of Clauses 15.2 or 15.3 declares the Outstanding Bonds to be in default and due for payment, the Bond Trustee shall immediately deliver to the Issuer a notice demanding payment of interest and principal due to the Bondholders under the Outstanding Bonds including accrued interest and interest on overdue amounts and expenses.

16                                           Bondholders’ Meeting

16.1                                 Authority of the Bondholders’ Meeting

16.1.1                       The Bondholders’ Meeting represents the supreme authority of the Bondholders community in all matters relating to the Bonds, and has the power to make all decisions altering the terms and conditions of the Bonds, including, but not limited to, any reduction of principal or interest and any conversion of the Bonds into other capital classes.

16.1.2                       The Bondholders’ Meeting cannot resolve that any overdue payment of any instalment shall be reduced unless there is a pro rata reduction of the principal that has not fallen due, but may resolve that accrued interest (whether overdue or not) shall be reduced without a corresponding reduction of principal.

16.1.3                       If a resolution by or an approval of the Bondholders is required, such resolution shall be passed at a Bondholders’ Meeting, see however Clause 17.1. Resolutions passed at Bondholders’ Meetings shall be binding upon all Bondholders and prevail for all the Bonds.

16.2                                 Procedural rules for Bondholders’ meetings

16.2.1                       A Bondholders’ Meeting shall be held at the written request of:

(a)                                         the Issuer;

(b)                                         Bondholders representing at least 1/10 of the Voting Bonds;

(c)                                          the Exchange, if the Bonds are listed; or

(d)                                         the Bond Trustee.

16.2.2                       The Bondholders’ Meeting shall be summoned by the Bond Trustee. A request for a Bondholders’ Meeting shall be made in writing to the Bond Trustee, and shall clearly state the matters to be discussed.

16.2.3                       If the Bond Trustee has not summoned a Bondholders’ Meeting within ten Business Days after having received a valid request, then the requesting party may summons the Bondholders’ Meeting itself.

16.2.4                       The summons to a Bondholders’ Meeting shall be dispatched no later than ten Business Days prior to the date of the Bondholders’ Meeting. The summons and a confirmation of each Bondholder’s holdings of Bonds shall be sent to all Bondholders registered in the Securities Depository at the time of distribution. The Exchange shall also be informed if the Bonds are listed.

16.2.5                      The summons shall specify the agenda of the Bondholders’ Meeting. The Bond Trustee may in the summons also set out other matters on the agenda than those requested. If amendments to this Bond Agreement have been proposed, the main content of the proposal shall be stated in the summons.

16.2.6                       The Bond Trustee may restrict the Issuer from making any changes in the number of Voting Bonds in the period from distribution of the summons until the Bondholders’ Meeting, by serving notice to it to such effect.

16.2.7                       Matters that have not been reported to the Bondholders in accordance with the procedural rules for summoning of a Bondholders’ Meeting may only be adopted with the approval of all Voting Bonds.

16.2.8                       The Bondholders’ Meeting shall be held on premises designated by the Bond Trustee. The Bondholders’ Meeting shall be opened and shall, unless otherwise decided by the Bondholders’ Meeting, be chaired by the Bond Trustee. If the Bond Trustee is not present, the Bondholders’ Meeting shall be opened by a Bondholder, and be chaired by a representative elected by the Bondholders’ Meeting.

16.2.9                       Minutes of the Bondholders’ Meeting shall be kept. The minutes shall state the numbers Bonds represented at the Bondholders’ Meeting, the resolutions passed at the meeting, and the result of the voting. The minutes shall be signed by the chairman and at least one other person elected by the Bondholders’ Meeting. The minutes shall be deposited with the Bond Trustee and shall be available to the Bondholders.

16.2.10                The Bondholders, the Bond Trustee and — provided the Bonds are listed — representatives of the Exchange, have the right to attend the Bondholders’ Meeting. The chairman may grant access to the meeting to other parties, unless the Bondholders’ Meeting decides otherwise. Bondholders may attend by a representative holding proxy. Bondholders have the right to be assisted by an advisor. In case of dispute the chairman shall decide who may attend the Bondholders’ Meeting and vote for the Bonds.

16.2.11                Representatives of the Issuer have the right to attend the Bondholders’ Meeting. The Bondholders’ Meeting may resolve that the Issuer’s representatives may not participate in particular matters. The Issuer has the right to be present under the voting.

16.3                                 Resolutions passed at Bondholders’ Meetings

16.3.1                       At the Bondholders’ Meeting each Bondholder may cast one vote for each Voting Bond owned at close of business on the day prior to the date of the Bondholders’ Meeting in accordance with the records registered in the Securities Depository. The Bond Trustee may, at its sole discretion, accept other evidence of ownership. Whoever opens the Bondholders’ Meeting shall adjudicate any question concerning which Bonds shall count as the Issuer’s Bonds. The Issuer’s Bonds shall not have any voting rights.

For this purpose, a Bondholder that has a Bond that is nominee registered shall be deemed as the Bondholder of such Bond (instead of the nominee) provided that the Bondholder presents relevant evidence stating that the relevant Bondholder is the Bondholder of the Bond and the amount of Bonds held by such Bondholder.

16.3.2                       In all matters, the Issuer, the Bond Trustee and any Bondholder have the right to demand vote by ballot. In case of parity of votes, the chairman shall have the deciding vote, regardless of the chairman being a Bondholder or not.

16.3.3                       In order to form a quorum, at least half (1/2) of the Voting Bonds must be represented at the meeting, see however Clause 16.4. Even if less than half (1/2) of the Voting Bonds are represented, the Bondholders’ Meeting shall be held and voting completed.

16.3.4                       Resolutions shall be passed by simple majority of the Voting Bonds represented at the Bondholders’ Meeting, unless otherwise set out in Clause 16.3.5.

16.3.5                       A majority of at least 2/3 of the Voting Bonds represented at the Bondholders’ Meeting is required for any waiver or amendment of any terms of this Bond Agreement.

16.3.6                       The Bondholders’ Meeting may not adopt resolutions which may give certain Bondholders or others an unreasonable advantage at the expense of other Bondholders.

16.3.7                       The Bond Trustee shall ensure that resolutions passed at the Bondholders’ Meeting are properly implemented, however, the Bond Trustee may refuse to carry out resolutions being in conflict with this Bond Agreement (or any other Finance Document) or any applicable law.

16.3.8                       The Issuer, the Bondholders and the Exchange shall be notified of resolutions passed at the Bondholders’ Meeting.

16.4                                 Repeated Bondholders’ Meeting

16.4.1                       If the Bondholders’ Meeting does not form a quorum pursuant to Clause 16.3.3, a repeated Bondholders’ Meeting may be summoned to vote on the same matters. The attendance and the voting result of the first Bondholders’ Meeting shall be specified in the summons for the repeated Bondholders’ Meeting.

16.4.2                       The procedures and resolutions as set out in 16.2 and 16.3 above also apply for a repeated Bondholders’ meeting, however, a valid resolution may be passed at a repeated Bondholders’ Meeting even though less than half (1/2) of the Voting Bonds are represented.

17                                           The Bond Trustee

17.1.                              The role and authority of the Bond Trustee

17.1.1                       The Bond Trustee shall monitor the compliance by the Issuer of its obligations under this Bond Agreement and applicable laws and regulations which are relevant to the terms of this Bond Agreement, including supervision of timely and correct payment of principal or interest, (however, this shall not restrict the Bond Trustee from discussing matters of confidentiality with the Issuer), arrange Bondholders’ Meetings, and make the decisions and implement the measures resolved pursuant to this Bond Agreement. The Bond Trustee is not obligated to assess the Issuer’s financial situation beyond what is directly set out in this Bond Agreement.

17.1.2                       The Bond Trustee may take any step it in its sole discretion considers necessary or advisable to ensure the rights of the Bondholders in all matters pursuant to the terms of this Bond Agreement and is entitled to rely on advice from professional advisors. The Bond Trustee may in its sole discretion postpone taking action until such matter has been put forward to the Bondholders’ Meeting. The Bond Trustee is not obliged to take any steps to ascertain whether any Event of Default has occurred and until it has actual knowledge or express notice to the contrary the Bond Trustee is entitled to assume that no Event of Default has occurred.

17.1.3                       The Bond Trustee may make decisions binding for all Bondholders concerning this Bond Agreement, including amendments to this Bond Agreement and waivers or modifications of certain provisions, which in the opinion of the Bond Trustee, do not materially and adversely affect the rights or interests of the Bondholders pursuant to this Bond Agreement.

17.1.4                       The Bond Trustee may reach decisions binding for all Bondholders in circumstances other than those mentioned in Clause 17.1.3 provided that prior notification has been made to the Bondholders. Such notice shall contain a proposal of the amendment and the Bond Trustee’s evaluation. Further, such notification shall state that the Bond Trustee may not reach a decision binding for all Bondholders in the event that any Bondholder submits a written protest against the proposal within a deadline set by the Bond Trustee. Such deadline may not be less than five Business Days following the dispatch of such notification.

17.1.5                       The Bond Trustee may reach other decisions than set out in Clauses 17.1.3 or 17.1.4 to amend or rectify decisions which due to spelling errors, calculation mistakes, misunderstandings or other obvious errors do not have the intended meaning.

17.1.6                       The Bond Trustee may not adopt resolutions which may give certain Bondholders or others an unreasonable advantage at the expense of other Bondholders.

17.1.7                       The Issuer, the Bondholders and the Exchange shall be notified of decisions made by the Bond Trustee pursuant to Clause 17.1 unless such notice obviously is unnecessary.

17.1.8                       The Bondholders’ Meeting can decide to replace the Bond Trustee without the Issuer’s approval, as provided for in Clause 16.3.5.

17.1.9                       The Bond Trustee may act as bond trustee and/or security agent for several bond issues relating to the Issuer notwithstanding potential conflicts of interest. The Bond Trustee may delegate exercise of its powers to other professional parties.

17.1.10                The Bond Trustee may instruct the Paying Agent to split the Bonds to a lower denomination in order to facilitate partial redemptions or restructuring of the Bonds or other situations.

17.2           Liability and indemnity

17.2.1        The Bond Trustee is liable only for direct losses incurred by Bondholders or the Issuer as a result of gross negligence or wilful misconduct by the Bond Trustee in performing its functions and duties as set out in this Bond Agreement. Such liability is limited to the maximum amount set out in Clause 2.2. The Bond Trustee is not liable for the content of information provided to the Bondholders on behalf of the Issuer.

17.2.2        The Issuer is liable for, and shall indemnify the Bond Trustee fully in respect of, all losses, expenses and liabilities incurred by the Bond Trustee as a result of negligence by the Issuer (including its directors, management, officers, employees, agents and representatives) to fulfil its obligations under the terms of this Bond Agreement and any other Finance Document, including losses incurred by the Bond Trustee as a result of the Bond Trustee’s actions based on misrepresentations made by the Issuer in connection with the establishment and performance of this Bond Agreement and any other Finance Document.

17.2.3        The Bond Trustee can as a condition for carrying out an instruction from the Bondholders (including, but not limited to, instructions set out in Clause 15.3(a) or 16.2.1(b), require satisfactory security and indemnities for any possible liability and anticipated costs and expenses, from those Bondholders who requested that instruction and/or those who voted in favour of the decision to instruct the Bond Trustee. Any instructions from the Bondholders may be put forward to the Bondholders’ Meeting by the Bond Trustee before the Bond Trustee takes any action.

17.3           Change of Bond Trustee

17.3.1        Change of Bond Trustee shall be carried out pursuant to the procedures set out in Clause 16. The Bond Trustee shall continue to carry out its duties as bond trustee until such time that a new Bond Trustee is elected.

17.3.2        The fees and expenses of a new bond trustee shall be covered by the Issuer pursuant to the terms set out in Clause 14, but may be recovered wholly or partially from the Bond Trustee if the change is due to a breach by the Bond Trustee of its duties pursuant to the terms of this Bond Agreement or other circumstances for which the Bond Trustee is liable.

17.3.3        The Bond Trustee undertakes to co-operate so that the new bond trustee receives without undue delay following the Bondholders’ Meeting the documentation and information necessary to perform the functions as set out under the terms of this Bond Agreement.

18              Miscellaneous

18.1           The community of Bondholders

18.1           By virtue of holding Bonds, which are governed by this Bond Agreement (which pursuant to Clause 2.1.1 is binding upon all Bondholders), a community exists between the Bondholders, implying, inter alia, that

(a)        the Bondholders are bound by the terms of this Bond Agreement;

(b)        the Bond Trustee has power and authority to act on behalf of, and/or represent, the Bondholders, in all matters, included but not limited to taking any legal or other action, including enforcement of the Bond Issue and/or any Security, opening of bankruptcy or other insolvency proceedings;

(c)        the Bond Trustee has, in order to manage the terms of this Bond Agreement, access to the Securities Depository to review ownership of Bonds registered in the Securities Depository; and

(d)        this Bond Agreement establishes a community between Bondholders meaning that;

(i)         the Bonds rank pari passu between each other;

(ii)        the Bondholders may not, based on this Bond Agreement, act directly towards, and may not themselves institute legal proceedings against, the Issuer, guarantors or any other third party based on claims derived from the Finance Documents, including but not limited to recover the Bonds, enforcing any Security Interest or pursuing claims against any party as a substitute for damages to the interests under the Finance Documents, regardless of claims being pursued on a contractual or non-contractual basis, however not restricting the Bondholders to exercise their individual rights derived from this Bond Agreement;

(iii)       the Issuer may not, based on this Bond Agreement, act directly towards the Bondholders;

(iv)      the Bondholders may not cancel the Bondholders’ community; and

(v)       the individual Bondholder may not resign from the Bondholders’ community.

18.2           Bond Defeasance

18.2.1        The Issuer may, at its option and at any time, elect to have certain obligations discharged (see Clause 18.2.2) upon complying with the following conditions (“Bond Defeasance”);

(a)        the Issuer shall have irrevocably pledged to the Bond Trustee for the benefit of the Bondholders cash or government bonds accepted by the Bond Trustee, or other security accepted by the Bond Trustee, (the “Defeasance Security”) in such amounts as will be sufficient for the payment of principal (including if applicable premium payable upon exercise of a Call Option) and interest on the Outstanding Bonds to Maturity Date (or upon an exercise of a Call Option plus applicable premium) or any other amount agreed between the Parties;

(b)        the Issuer shall have delivered to the Bond Trustee a duly signed certificate that the Defeasance Security was not made by the Issuer with the intent of preferring the Bondholders over any other creditors of the Issuer or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Issuer or others; and

(c)        the Issuer shall have delivered to the Bond Trustee any certificate or legal opinion reasonably required by the Bond Trustee regarding the Bond Defeasance including any statements regarding the perfection and enforceability, rights against other creditors (including any hardening period) and other issues regarding the Defeasance Security.

18.2.2        Upon the exercise by the Issuer of the Bond Defeasance:

(a)        the Issuer shall be released from the obligations under all provisions in Clause 13, except Clauses 13.2.1(a), (e), (h) and (i), or as otherwise agreed;

(b)        the Issuer shall not (and shall ensure that all Group Companies shall not) take any actions that may cause the value of the Defeasance Security to be reduced, and shall at the request of the Bond Trustee execute, such further actions as the Bond Trustee may reasonably require;

(c)        any Security other than the Defeasance Security shall be discharged; and

(d)        all other provisions of this Bond Agreement (except (a) — (b) above) shall remain fully in force without any modifications, or as otherwise agreed.

18.2.3        All amounts owed by the Issuer hereunder covered by the Defeasance Security shall be applied by the Bond Trustee, in accordance with the provisions of this Bond Agreement, against payment to the Bondholders of all sums due to them under this Bond Agreement on the due date thereof.

Any excess funds not required for the payment of principal, premium and interest to the Bondholders (including any expenses, fees etc. due to the Bond Trustee hereunder) shall be returned to the Issuer.

18.2.4        if the Bonds are secured, the Defeasance Security shall be considered as a replacement of the Security established prior to the Defeasance Security.

18.3           Limitation of claims

18.3.1        All claims under the Bonds and this Bond Agreement for payment, including interest and principal, shall be subject to the time-bar provisions of the Norwegian Limitation Act of May 18, 1979 No. 18.

18.4           Access to information

18.4.1        The Bond Agreement is available to anyone and copies may be obtained from the Bond Trustee or the Issuer. The Bond Trustee shall not have any obligation to distribute any other information to the Bondholders or others than explicitly stated in this Bond Agreement. The Issuer shall ensure that the Bond Agreement is available in copy form to the general public until all the Bonds have been fully discharged.

18.4.2        The Bond Trustee shall, in order to carry out its functions and obligations under the Bond Agreement, have access to the Securities Depository for the purposes of reviewing ownership of the Bonds registered in the Securities Depository.

18.5           Amendments

18.5.1        All amendments of this Bond Agreement shall be made in writing, and shall unless otherwise provided for by this Bond Agreement, only be made with the approval of all parties hereto.

18.6           Notices, contact information

18.6.1        Written notices, warnings, summons etc to the Bondholders made by the Bond Trustee shall be sent via the Securities Depository with a copy to the Issuer and the Exchange. Information to the Bondholders may also be published at the web site www.stamdata.no.

18.6.2        The Issuer’s written notifications to the Bondholders shall be sent via the Bond Trustee, alternatively through the Securities Depository with a copy to the Bond Trustee and the Exchange.

18.6.3        Unless otherwise specifically provided, all notices or other communications under or in connection with this Bond Agreement between the Bond Trustee and the Issuer shall be given or made in writing, by letter, or telefax. Any such notice or communication addressed shall be deemed to be given or made as follows:

(a)        if by letter, when delivered at the address of the relevant Party;

(b)        If by e-mail, when received; and

(c)        if by telefax, when received.

However, a notice given in accordance with the above but received on a day which is not a business day in the place of receipt, or after 3:00 p.m. on such a business day, shall only be deemed to be given at 9:00 a.m. on the next business day in that place.

18.6.4        The Issuer and the Bond Trustee shall ensure that the other party is kept informed of changes in postal address, e-mail address, telephone and fax numbers and contact persons

18.6.5        When determining deadlines set out in this Bond Agreement, the following shall apply (unless otherwise stated):

(a)        If the deadline is set out in days, the first day when the deadline is in force shall not be inclusive, however, the meeting day or the occurrence the deadline relates to, shall be included.

(b)        If the deadline is set out in weeks, months or years, the deadline shall end on the day in the last week or the last month which, according to its name or number, corresponds to the first day the deadline is in force. If such day is not a part of an actual month, the deadline shall be the last day of such month.

(c)        If a deadline ends on a day which is not a Business Day, the deadline is postponed to the next Business Date.

18.7           Dispute resolution and legal venue

18.7           This Bond Agreement and all disputes arising out of, or in connection with this Bond Agreement between the Bond Trustee, the Bondholders and the Issuer, shall be governed by Norwegian law.

All disputes arising out of, or in connection with this Bond Agreement between the Bond Trustee, the Bondholders and the Issuer, shall be exclusively resolved by the courts of Norway, with the District Court of Oslo as sole legal venue.

This Clause 18.7 is for the benefit of the Bond Trustee only. As a result, the Bond Trustee shall not be prevented from taking proceedings relating to a dispute in any other courts with jurisdiction. To the extent allowed by law, the Bond Trustee may take concurrent proceedings in any number of jurisdictions.

18.8           Process Agent

The Issuer shall, prior to the Issue Date, nominate a process agent in Norway for the purpose of serving a writ of summons and/or any other act of process in respect of the courts in Norway, or any notices as set out in this Bond Agreement.

*****

This Bond Agreement has been executed in two originals, of which the Issuer and the Bond Trustee retain one each.

Issuer	Bond Trustee

/s/ Graham Robjohns	/s/ Lars Erik Laerum
By: Graham Robjohns	By: Lars Erik Laerum
Position: Attorney-in-fact	Position: Attorney-in-fact

Attachment 1

COMPLIANCE CERTIFICATE

Nordic Trustee ASA

P.O. Box 1470 Vika

N-0116 Oslo

Norway

Fax:        + 47 22 87 94 10

E-mail:   mail@nordictrustee.com

[date]

Dear Sirs,

GOLAR LNG PARTNERS LP BOND AGREEMENT 2015/2020 - ISIN 001 [•]

We refer to the Bond Agreement for the above mentioned Bond Issue made between Nordic Trustee ASA as Bond Trustee on behalf of the Bondholders, and the undersigned as Issuer under which a Compliance Certificate shall be issued. This letter constitutes the Compliance Certificate for the period [PERIOD].

Capitalised words and expressions are used herein as defined in the Bond Agreement.

With reference to Clause 13.2.3 we hereby certify that:

1.     all information contained herein is true and accurate and there has been no change which would have a Material Adverse Effect since the date of the last accounts or the last Compliance Certificate submitted to you.the covenants set out in Clause 13 are satisfied;

2.     in accordance with Clause 13.5 a), the Free Liquidity is XX

3.     in accordance with Clause 13.5 b), the EBITDA to Debt Service ratio is XX

4.     in accordance with Clause 13.5 c), the Net Debt to EBITDA ratio is XX

Copies of our latest consolidated [annual audited/quarterly unaudited] accounts are enclosed.

Yours faithfully,

Golar LNG Partners LP

Name of authorized person

Enclosure: [copy of any written documentation]